                           LETTER OF UNDERSTANDING

                           FOR PROPOSED AGREEMENT

This Letter of Understanding (LOU) is entered into effective March 1, 1999 between Consultant: Performance Improvement International (PII), 112 W. Canada, San Clemente, CA 92675 and Client: Nurescell Inc., 2030 Main Street, 13th Floor, Irvine CA, 92614.

                                SCOPE OF WORK

Consultant will consult with and advise in the following matters:

     1. Marketing analysis and salability analysis of high demand segments in the nuclear industry (commercial power, uranium production and DOE nuclear facilities).

     2. Development of product and material specifications that can meet the demand of radiation shielding and safety applications in nuclear power stations and nuclear medical encapsulation applications.

     3. Formation of high-level industry committees to help review the specifications.

     4. Facilitation of endorsement of the products and materials to the nuclear industry.

                            PURPOSE OF THE SERVICE

The service provided by Consultant and his team will help Nurescell to finalize the products and to obtain quick access to key design and marketing information, responsible management personnel and NRC officials that are needed to develop and capture the application identified by Nurescell and Consultant in a cost-effective and timely manner, the estimated $2 to $3 Billion Dollars per year radiation shielding market in the nuclear industry.

                              FEES AND EXPENSES

Consultant will be reimbursed for actual expenses incurred (not to exceed $125,000.00 per year) based upon duration of three years. Nurescell must approve all expenses. Consultant will receive 15% of the net revenue derived from the nuclear industry, (commercial power, uranium production, Department of Energy nuclear facilities and nuclear medical encapsulation). The 15% will be payable to Performance Improvement International within 30 days from the receipt of payment to Nurescell from the contract derived from Consultant.


A retainer will be paid to Consultant by way of a stock option of 200,000 Nurescell shares at $3.00 per share. This option is immediately available to

Consultant upon Consultant forming a nuclear power committee with qualified power plant managers etc. This option would be instrumental in delivery to Nurescell $2 to $3 Billion in business per year in radiation shielding and other applications in the nuclear industry.

                                PROGRESS REPORT

Consultant will submit a monthly progress report and hold monthly progress meetings with Nurescell Management.

                                    PAYMENT

Future payments will be made on a monthly basis with 30 days upon receipt of invoice. Expenses will be reimbursed within 30 days upon receipt of invoice. Late payment is subject to 8% APR interest.

                             COMPETITIVE ACTIVITIES

During the term of this agreement Consultant shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that is in competition in any manner whatsoever with the business of Nurescell Inc.

                     UNIQUENESS OF CONSULTANT'S SERVICES

Consultant hereby represents and agrees that the services to be performed under the terms of this contract are of a special, unique, unusual, extraordinary, and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Consultant therefore expressly agrees that Nurescell, in addition to any other rights or remedies that Nurescell may possess, shall be entitled to injunctive and other equitable relief to prevent or remedy a breach of this contract by Consultant.

                                     TRADE SECRETS

(a). The parties acknowledge and agree that during the terms of this agreement and in the course of the discharge of his duties hereunder, Consultant shall have access to and become acquainted with information concerning the operation and processes of Nurescell, including without limitation, financial, personnel, sales, scientific, and other information that is owned by Nurescell and regularly used in the operation of Nurescell's business, and that such information constitutes Nurescell's trade secrets.

(b). Consultant specifically agrees that he shall not misuse, misappropriate, or disclose any such trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this agreement or at any other time thereafter, except as is required in the course of his agreement hereunder.

(c). Consultant acknowledges and agrees that the sale or unauthorized use or disclosure of any of Nurescell's trade secrets obtained by Consultant during the course of this agreement, including information concerning Nurescell's current or any future and proposed work, services or products, the facts that any such work, services, or products are planned, under consideration, or in production, as well as any descriptions thereof, constitute unfair competition. Consultant promises and agrees not to engage in any unfair competition with Nurescell, either during the term of this agreement.

(d). Consultant further agrees that all files, records, documents, drawings, specifications, equipment, and similar items relating to Nurescell's business whether prepared by Nurescell or others, are and shall remain exclusively the property of Nurescell and that they shall be removed from the premises of Nurescell only with the express prior written consent of Nurescell's Board of Directors.

                          TERMINATION OF EMPLOYMENT

                             TERMINATION FOR CAUSE

(a). Nurescell reserves the right to terminate this agreement if consultant willfully breaches or habitually neglects the duties which he is required to perform under the terms of this agreement; or commits such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude would prevent the effective performance of his duties.

(b). Nurescell may at its option terminate this agreement for the reasons stated above by giving forty-five (45) days written notice of termination to Consultant without prejudice to any other remedy to which Nurescell may be entitled either at law, in equity, or under this agreement.

(c). The notice of termination required by this section shall specify the ground for the termination and shall be supported by a statement of all relevant facts.

(d). Termination under this section shall be considered "for Cause" for the purposes of this agreement.

                         TERMINATION WITHOUT CAUSE

(a).  This agreement shall be terminated upon the death of Consultant.

(b). Nurescell reserves the right to terminate this agreement not less than six (6) months after Consultant suffers any physical or mental disability that would prevent the performance of his duties under this agreement. Such a termination shall be effected by giving forty-five (45) days written notice of termination to Consultant.

(c). Termination under this section shall not be considered "for Cause" for the purposes of this agreement.

              EFFECT OF MERGER, TRANSFER OF ASSETS, OR DISSOLUTION

(a). This agreement shall be terminated by any voluntary or involuntary dissolution of Nurescell provided, however, that if said dissolution is the result of either a merger or consolidation in which Nurescell is not the consolidated or surviving corporation, or a transfer of all or substantially all of the assets of Nurescell, then at the option of Consultant he shall be entitled to be paid the balance remaining under this agreement as a condition precedent to the above-specified events.

                        PAYMENT ON TERMINATION

Consultant may terminate his obligations under this agreement by giving Nurescell at least a two (2) months notice in advance.

Signed under seal this 1st day of March, 1999 at                , California.
                                                ----------------

This letter of understanding will be replaced with a complete detailed agreement based on the points mentioned and agreed upon in this LOU. This LOU will be in effect for 60 days and be governed by the laws of the State of California.


CONSULTANT:                                    NURESCELL:
Performance Improvement International


/s/ Chong Chiu                                 /s/ Adrian Joseph
------------------------------------           -------------------------------
By Dr. Chong Chiu, President                   By Dr. Adrian Joseph, President

Cc:  Rita Lavelle